FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  January, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC

Date: January 28, 2003	/s/ Doug Perkins Doug Perkins

For Immediate Release January 27, 2004 ORZ.TSX

More Encouraging Drill Results From Essakan
Longitudinal hole on Essakan Main returns 31m of 17.9 gAu/t,
Gossey Prospect returns 5m of 10.0 gAu/t

OREZONE RESOURCES INC. (ORZ:TSX) is pleased to announce initial RC drill results from ten longitudinal holes drilled on the Essakan Main Zone and from two of the regional targets drilled on the Essakan property in Burkina Faso, West Africa.

Essakan Main Zone

Ten longitudinal holes were drilled on the Essakan Main Zone to help determine what effect cross cutting quartz veins, identified through surface mapping, will have on the ultimate grade of the deposit. Hole ERC545, which was drilled parallel to the strike of the orebody, intersected 31m of 17.9 gAu/t (7.3 gAu/t cut to 30g) and ended in mineralization. Previous drilling results from cross cutting holes in this vicinity were in the range of 2.4 to 2.8 gAu/t. “This longitudinal hole confirms that there is significant higher grade mineralization within the Essakan Main Zone that may not have been properly assessed by the previous drilling” notes Jeff Ackert VP of Exploration. “We are most interested in the higher grade mineralization below the 25m level which is unaffected by the artisanal miners.” Future drilling will test this area with both cross cutting and longitudinal holes. A new model and resource calculation will be completed this quarter.

40 ounce Gold “Nugget”

A 40 ounce gold nugget found in an artisanal miner’s pit on the Essakan Main Zone also indicates the presence of high grade material within the deposit. This gold nugget, found within a quartz vein at a depth of 18m, weighs 1.2 kilograms. It is currently on display at Orezone’s Booth at the Vancouver International Resource Investment Conference and the Cordilleran Exploration Round-up in Vancouver Canada from January 25 to 29, 2004.

Essakan Regional Targets

A total of 2167 m was drilled in 33 holes to investigate gold in soil anomalies at the Gossey and Korizena regional prospects which both lie along the same 8 km mineralized corridor. This trend is located 10 kilometres west of the Essakan Main Zone. Initial drill results from the Gossey and Korizena prospects confirm that the structure is continuously mineralized at these two locations. At Gossey, 26 holes were drilled along three fences, 350 m apart and many returned intersections of 2-7m long with grades in the 1 – 2 gAu/t range. Hole GRC505 graded 10.0 gAu/t over 5 m. Additional regional drilling and more closely spaced drilling are required to more accurately define the size, orientation and geology of the mineralized structures. The next phase of drilling at Gossey will involve 4 meters of drilling on 100 m spacings. The Gossey prospect will be the first of five regional targets drilled this year. (http://www.orezone.com/site/properties/Essakan.asp)

Ron Little, President of Orezone, stated that “We consider it very positive that almost every regional gold in soil anomaly drilled yields very encouraging widths and grades. The challenge is now to find the sweet spots within these extremely large mineralized structures. While this is an ongoing investigative process, we remain optimistic that it will ultimately lead to an increase in resources.”

TABLE: HIGHLIGHTS OF DRILL RESULTS

Zone	Hole	UTM East m	UTM North M	Azi °	Dip °	From m	To m	Length m	Grade gAu/t	Cut Grade (30 g/t) gAu/t	Comments

Essakan	ERC536	184182	1592547	331	-45	25	46	21	0.9	0.9	Longitudinal hole

Essakan	ERC537	184182	1592547	151	-45	29	36	7	3.7	3.7	Longitudinal hole

Essakan	ERC537					40	51	11	1.0	1.0	Longitudinal hole

Essakan	ERC537					12	16	4	2.6	2.6	Longitudinal hole

Essakan	ERC543	184444	1592337	156	-45	32	36	4	3.6	3.6	Longitudinal hole

Essakan	ERC544	184444	1592337	-24	-45	13	46	33	1.0	1.0	Longitudinal hole

Essakan	ERC544					54	76	22	1.3	1.3	Longitudinal hole

Essakan	ERC545	184585	1592138	156	-45	46	77	31	17.9	7.3	Longitudinal hole,
											ended in
											mineralization

Essakan	ERC545					28	30	2	10.0	10.0	Longitudinal hole

Essakan	ERC546	184591	1592142	-24	-45	34	57	23	0.8	0.8	Longitudinal hole

Essakan	ERC546					66	70	4	3.7	3.7	Longitudinal hole

Essakan	ERC547	184869	1591669	156	-45	2	47	45	1.7	1.7	Longitudinal hole

Essakan	ERC548	184870	1591669	-24	-45	1	52	51	1.6	1.6	Longitudinal hole

Essakan	ERC548					57	80	23	1.6	1.6	Longitudinal hole

Essakan	ERC549	184962	1591546	156	-45	8	66	58	1.0	1.0	Longitudinal hole

Essakan	ERC550	184963	1591546	-24	-45	16	73	57	1.0	1.0	Longitudinal hole

Gossey	GRC496	176555	1600299	336	-45	50	56	6	1.5	1.5

Gossey	GRC498	176831	1600501	156	-45	17	31	14	1.0	1.0

Gossey	GRC500	177002	1600614	336	-45	66	72	6	1.5	1.5

Gossey	GRC502	176911	1600678	336	-45	25	27	2	10.0	10.0

Gossey	GRC505	176820	1600655	278	-45	56	61	5	10.1	10.1

Korizena	KRC511	174434	1594687	314	-45	18	22	4	1.4	1.4

Taradat	TTRC514	180769	1609486	298	-45	34	37	3	4.0	4.0

Note: Samples were collected every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Transworld Laboratory in Tarkwa, Ghana, an internationally recognized laboratory. A minimum of 5% of the samples is for QA/QC, which include duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

(full table of results at www.orezone.com/press77.html)

The Essakan Project is a joint venture with Gold Fields Limited which can earn a 50 per cent interest by spending US $8 million over 4 years and can increase its interest to 60 per cent by completing a bankable feasibility study. Orezone is the operator until expenditures reach US $2 million. The 1500 km2 Essakan Property contains over 10 prospective drill targets as defined by positive RC drill intersections or high gold in soil anomalies. A measured and indicated resource of 1.3 million ounces of gold has been identified on the Main Zone at Essakan and drilling is currently focussed on better defining, and expanding, this resource.

Orezone Resources Inc. (ORZ.TSX) is a Canadian-based, emerging gold producer focused on the discovery and development of gold deposits in West Africa, primarily in Burkina Faso.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information please contact:
Ron Little, President & CEO
Orezone Resources Inc.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8 tel 613 241 3699 fax 613 241 6005
info@orezone.com    www.orezone.com